02018748

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:
Expires:
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

RECEIVED MAR 04 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SG Cowen Securities Corporation**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York	**New York**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Steven Decicco **212-278-6676**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	**New York**	**NY**	**10019**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **Steven Decicco**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **SG Cowen Securities Corporation**, as of **December 31**, 20**01**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SEE ATTACHED

Signature

Director of Accounting

Title

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition pertaining to the firm of SG Cowen Securities Corporation at December 31, 2001, is true and correct. Based upon information available to the undersigned, neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

Steven Decicco
Director of Accounting

STATE OF NEW YORK:
COUNTY OF NEW YORK:

Sworn to before me this
28 day of February 2002

JAMES R. SIMMONS
Notary Public, State of New York
No. 4771240
Certified in Nassau County
Commission Expires 12/31/02

SG Cowen Securities Corporation

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
SG Cowen Securities Corporation:

We have audited the accompanying statement of financial condition of SG Cowen Securities Corporation (the "Company") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SG Cowen Securities Corporation at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

January 21, 2002

Ernst & Young LLP

SG Cowen Securities Corporation

Statement of Financial Condition

December 31, 2001
(in thousands, except for par value and share detail)

Assets		
Cash and cash equivalents		$ 10,517
Cash and securities segregated under Federal and other regulations		2,500
Securities owned, at fair value	$1,810,517	
Securities owned, pledged to creditors	2,404,027	
Total securities owned		4,214,544
Securities purchased under agreements to resell		7,211,792
Securities borrowed		19,967,847
Securities received as collateral		1,202,470
Receivable from brokers, dealers and clearing organizations		1,075,506
Receivable from customers		264,879
Receivable from non-customers		8,749
Due from affiliates		47,835
Secured demand notes		151,000
Exchange memberships, at cost (fair value $19,866)		12,852
Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation of $35,486		20,317
Other assets		823,018
Total assets		$35,013,826
Liabilities and stockholder's equity		
Liabilities:		
Short-term bank loans		$ 1,299,749
Securities sold, not yet purchased, at market value		4,907,426
Securities sold under agreements to repurchase		10,455,260
Securities loaned		10,677,009
Obligation to return securities received as collateral		1,202,470
Payable to brokers, dealers and clearing organizations		1,639,856
Payable to customers		226,451
Payable to non-customers		1,897,682
Notes payable		600,000
Accounts payable, accrued expenses and other liabilities		470,782
Subordinated debt		641,800
Total liabilities		34,018,485
Stockholder's equity		995,341
Total liabilities and stockholder's equity		$35,013,826

See accompanying notes.

SG Cowen Securities Corporation

Notes to Statement of Financial Condition

December 31, 2001

1. Organization

SG Cowen Securities Corporation (the "Company") is a wholly-owned subsidiary of SG Americas, Inc. ("SGAI"), a wholly-owned subsidiary of Société Générale. The Company was incorporated in New York in June 1940 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the New York Stock Exchange, Inc. and other principal exchanges. The Company is also the managing member of SG Capital Partners L.L.C. ("SGCPLLC"), which holds a general partnership interest in the SG Merchant Banking Fund L.P. The Company does not hold a financial interest in SGCPLLC, and therefore has not consolidated SGCPLLC in the Company's statement of financial condition.

2. Summary of Significant Accounting Policies

Basis of Presentation

On December 31, 2001 the Company sold its wholly-owned subsidiary Société Générale Securities (North Pacific) Ltd. ("SGNP") to Société Générale. The purchase price was 25.0 Billion-Yen and was based upon the estimated fair market value of SGNP at that time. The Company received proceeds in the USD equivalent of $190.3 million.

In accordance with generally accepted accounting principles, exchanges between entities under common control should be accounted for as a pooling of interest. In addition, any amounts received in excess of the remaining carrying value of the investment are to be recorded as additional paid-in capital. As a result of this transaction, stockholder's equity increased by approximately $29.7 million.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all time deposits held in banks with initial terms of maturity of three months or less to be cash equivalents.

Securities

Securities owned and securities sold, not yet purchased are stated at fair value. Fair value generally is based on published market prices or other relevant factors including dealer price quotations and valuation pricing models, which take into account time value and volatility factors underlying the securities. Changes in unrealized appreciation (depreciation) arising from fluctuations in market value (or estimated fair value) are reflected in stockholder's equity.

Customers' securities transactions are recorded on a settlement date basis. Related income and expenses from customer securities transactions are recorded on trade date.

Secured Finance Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase, generally are collateralized by U.S. government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. Open repurchase and resale transactions are presented net in the accompanying Statement of Financial Condition where net presentation is permitted. It is the Company's policy to take possession of securities purchased under agreements to resell. Counterparties are principally primary dealers of U.S. Government securities and financial institutions. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate.

2. Summary of Significant Accounting Policies (continued)

Securities borrowed and loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Interest is accrued on repurchase and resale contract amounts, as well as on securities borrowed and loaned transactions, and is included in other assets/accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition.

Furniture, Fixtures, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures and equipment is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the lease.

Receivable From and Payable to Customers

Receivable from and payable to customers include amounts due on cash and margin transactions. For receivables, securities owned by customers are held as collateral. Such collateral is not reflected on the Statement of Financial Condition.

Foreign Currency

The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange prevailing at the close of business at the Statement of Financial Condition date. Gains and losses from foreign currency transactions are included in stockholder's equity.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. To the extent it is more likely than not that deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

3. Transactions with Related Parties

Balances with affiliated companies at December 31, 2001 are included in the accompanying Statement of Financial Condition under the following captions (in thousands):

Assets	
Cash and cash equivalents	$ 1,342
Securities purchased under agreements to resell	2,930,123
Securities borrowed	124,238
Receivable from brokers, dealers and clearing organizations	18,952
Receivable from customers	21,681
Receivable from non-customers	8,729
Due from affiliates	47,835
Secured demand notes	150,000
Liabilities	
Short-term bank loans	$ 1,287,000
Notes payable	600,000
Securities sold under agreements to repurchase	2,333,939
Securities loaned	8,433,223
Payable to brokers, dealers and clearing organizations	2,321
Payable to customers	46,260
Payable to non-customers	1,897,581
Accounts payable, accrued expenses and other liabilities	36,719
Subordinated debt	640,000

3. Transactions with Related Parties (continued)

Further information with respect to short-term bank loans and subordinated debt with affiliates is presented in Notes 9 and 10, respectively.

4. Goodwill

At December 31, 2001 the other assets balance includes goodwill of $278.3 million, net of accumulated amortization of $133.4 million. Goodwill is amortized on a straight-line basis over periods ranging from 10 years to 15 years.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and provides guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. The provisions of SFAS 142 are effective for fiscal years beginning after December 15, 2001.

Management periodically reviews goodwill for impairment consistent with valuation methodologies prescribed in SFAS 142. Goodwill is considered impaired if the carrying amount exceeds fair value. Based on Managements' estimates, there was no indication that goodwill was impaired at December 31, 2001.

5. Pension Plan

The Company is a sponsor of the Société Générale Savings and Investment/Retirement Plan (the "Plan"), a defined contribution plan. Employees are entitled to participate, based upon certain eligibility requirements as defined by the Plan. The Company's contributions are equal to a specified percentage of the participant's contribution as defined by the Plan.

5. Pension Plan (continued)

During 2001, the Company was also a sponsor of two pension plans, the Société Générale U.S. Operations Pension Plan and the SG Pension Plan (collectively the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans.

6. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at market value consist of the following (in thousands):

	Owned	Sold, Not Yet Purchased
U.S. government obligations	$ 2,072,736	$ 4,686,411
U.S. equity securities	1,808,222	123,567
Corporate debt securities	209,300	3,065
Options and other	124,286	94,383
	$ 4,214,544	$ 4,907,426

Included in securities owned as of December 31, 2001 are U.S. Government obligations on deposit at clearing organizations and depositories with a market value of $140.1 million.

Securities owned, pledged to creditors represent proprietary positions which have been pledged as collateral to counterparties on terms which permit the counterparty to sell or repledge the securities to others.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the Statement of Financial Condition.

7. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2001 consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 905,060	$1,502,382
Receivable from and payable to clearing organizations	41,078	32,437
Fees and commissions receivable/payable	129,368	14,855
Net unsettled trades receivable/payable	–	90,182
	$1,075,506	$1,639,856

Securities failed to deliver and receive represent the contract value of securities, which have not been delivered or received by the Company on settlement date.

8. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this rule, the required net capital, as defined, shall not be less than the greater of 2% of aggregate debit balances arising from customer transactions or the minimum dollar net capital requirement of the reporting broker-dealer. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%. At December 31, 2001, the Company had net capital of approximately $788.6 million, which was approximately $781.3 million in excess of the net capital requirement of approximately $7.3 million.

Pursuant to rule 15c3-3 of the Securities and Exchange Commission, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB calculation"), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2001, the Company had no reserve requirement as a result of the PAIB calculation.

9. Short-term Bank Loans

The Company had unsecured borrowings (generally maturing within 90 days), at December 31, 2001, totaling approximately $1.3 billion from affiliates with various fixed interest rates (weighted average rate of 1.65%).

10. Subordinated Debt

Subordinated debt is with affiliated companies and general creditors. Subordinated debt is subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated debt may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

Borrowings subordinated to claims of general creditors totaling $641.8 million mature during the fiscal years ending December 2002 through December 2003 as follows: $1.8 million 2002 and $640.0 million 2003.

11. Commitments and Contingent Liabilities

The Company is committed under various noncancelable operating lease agreements for premises and equipment. The Company also has operating leases for office space and equipment expiring at various dates through 2010.

Future minimum annual rentals (excluding lease escalation costs) under noncancelable operating lease agreement with remaining terms in excess of one year are as follows (in thousands):

	Amount
Year ending December 31:	
2002	$ 5,356
2003	1,401
2004	440
2005	73
2006	50
Future years through 2014	34
Aggregate minimum lease rentals	$ 7,354

11. Commitments and Contingent Liabilities (continued)

Various legal proceedings are pending against the Company. While the ultimate outcome of these proceedings cannot be predicted with certainty, management of the Company believes that the aggregate liability which may result from these proceedings will not be material to its financial position or operating results.

In January 2002, the Company learned that a fraud allegedly had been committed by a former employee of the Company, Frank Gruttadauria, while he was employed in the Company's retail brokerage business, which was sold to Lehman Brothers in October 2000. Beginning in January 2002, two lawsuits were commenced by former customers of the Company against the Company, among others, arising out of the alleged fraud. The lawsuits are captioned *Meltzer v. Lehman Brothers, Inc. and SG Cowen Securities Corporation*, No. 02C 0638, filed in the U.S. District Court for the Northern District of Illinois, and *Fazio v. Gruttadauria*, et al., No. 1:02CV 157, filed in the U.S. District Court for the Northern District of Ohio. The Company has notified its insurance carriers about these lawsuits and has begun to establish reserves for these lawsuits. The Company anticipates that additional lawsuits will be filed by other former customers of the Company relating to the alleged fraud. The Company has commenced an internal investigation into the alleged fraud, and that ongoing investigation is in its early stages. The Company is also cooperating with various regulatory authorities who are conducting investigations into the alleged fraud.

12. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and hedging needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized in the Statement of Financial Condition. The contract or notional amounts of financial instruments with off-balance-sheet risk reflect the Company's extent of involvement in the particular class of financial instrument and do not represent the Company's risk of loss due to counterparty nonperformance. Based upon the credit quality of counterparties, collateral values and past loss experience, management of the Company believes the consummation of these commitments will have no material adverse effect on the Company's financial position or operating results.

12. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading and brokerage activities servicing a diverse group of domestic and foreign corporations, and institutional investors. A substantial portion of the Company's transactions are collateralized and are executed with and on behalf of institutional investors including other brokers or dealers, commercial banks, and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the client's ability to satisfy its obligations to the Company. The Company's principal activities are also subject to the risk of counterparty nonperformance.

The Company has futures contracts, which provide for the delayed delivery of securities or financial instruments for which the seller agrees to make delivery at a specified future date and at a specified price or yield. Financial futures and options contracts are held primarily for hedging purposes. Risk arises from the potential inability of counterparties to meet the terms of their contracts, as well as from movements in securities values, currency exchange rates, and interest rates.

The following summarizes the Company's positions in derivative financial instruments at December 31, 2001 (in thousands):

	Notional Amount	December 31, 2001 Fair Value Assets	Liabilities
Futures purchased	$ 2,945,940	$ 3,707	$ –
Futures sold	5,583,705	–	20,688
Options purchased	1,181,012	124,286	–
Options sold	1,082,985	–	94,383
Credit default swaps	30,000	127	63
	$10,823,642	$ 128,120	$ 115,134

12. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

Substantially all of the Company's financial assets and liabilities, as well as financial instruments with off-balance-sheet risk, are either valued at market or estimated fair value, or because of their short-term nature, at approximate fair value. Fair values for these financial instruments are based on quoted market prices, quoted prices for similar financial instruments or various pricing models based on discounted anticipated cash flows. Additionally, the Company carries securities sold under agreements to repurchase and securities lending agreements at their contractual amounts.

Secured financing transactions, including securities purchased under agreements to resell and securities borrowed are generally collateralized by cash or securities. In the event the counterparty is unable to meet its contractual obligation under these arrangements, the Company may incur losses equal to the amount by which the market value of the securities exceeds the amount of collateral held. The Company attempts to minimize credit risk associated with these activities by monitoring client credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

In the normal course of business, the Company obtains securities under resale, securities borrow and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained securities with a fair value of approximately $32.8 billion on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under both proprietary and customer short sales.

Additionally, at December 31, 2001, the Company has pledged securities with a fair market value of $1.2 billion as collateral for securities borrowed of approximately equal market value. These amounts are reflected as Securities received as collateral and Obligation to return securities received as collateral on the Statement of Financial Condition.

At December 31, 2001, the Company had $550.0 million of forward dated reverse repurchase secured financing transactions with interest rates ranging from 2.13% to 2.69% and

12. Off-Balance-Sheet Risks, Concentrations of Credit Risks, and Fair Value of Financial Instruments (continued)

$450.0 million of forward dated repurchase secured financing transactions with interest rates ranging from 1.72% to 2.48%.

As of December 31, 2001, the Company had three credit default swap transactions totaling $30 million notional to hedge issuer credit risk associated with its convertible arbitrage trading portfolio.

13. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31, 2001 are as follows (in thousands):

Deferred tax assets:	
Employee benefits	$ 44,278
Reserves and deferred deductions	26,755
Accelerated income	2,352
Net operating losses	196,395
Gross deferred tax assets	269,780
Valuation allowance against deferred tax assets	(215,824)
Gross deferred tax assets net of valuation allowance	$ 53,956

STATEMENT OF FINANCIAL CONDITION

SG Cowen Securities Corporation

December 31, 2001
with Report of Independent Auditors